UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Chief Financial Officer

Effective July 2, 2025, Jinming Dong resigned as the Chief Financial Officer of NWTN Inc., a Cayman Islands exempted company (the “Company”). Mr. Dong’s resignation was for personal reasons and not due to any disagreement with the Company.

Appointment of Chief Financial Officer and Chief Operating Officer

On July 3, 2025, the board of directors of the Company appointed Adrian Wong as Chief Financial Officer of the Company and John Xie as Chief Operating Officer of the Company.

Adrian Wong, age 38, brings nearly two decades of investment banking and strategy consulting experience to the Company, with particular expertise in advising high-growth technology and mobility companies. Most recently, Mr. Wong served as Managing Director at China Galaxy International Securities from March 2023 to June 2025, the investment banking arm of China Investment Corporation, where he led the industrial team. Previously, he spent eight years at Morgan Stanley’s Investment Banking Division from August 2015 to February 2023 as an Executive Director with expertise in industrial and mobility technology sector. His career began in consulting at Mercer Limited from July 2008 to May 2013. Mr. Wong holds an MBA from The Wharton School at the University of Pennsylvania and earned his Bachelor’s degree in Psychology from The Chinese University of Hong Kong.

John Xie, age 34, has deep expertise in the new energy vehicle sector and a proven track record in ESG strategy development and execution. From February 2021 to September 2024, Mr. Xie served as Secretary-General of NIO Users Trust and concurrent Chairman of NIO Users Foundation, where he refined organizational management and strategic execution capabilities. Prior to that, he led the Innovation Business Unit in China, focusing on automotive strategy consulting and smart manufacturing solutions from December 2015 to January 2021. From July 2015 to December 2015, he started his career at BMW. Mr. Xie holds a Bachelor of Business Administration from Jilin University.

There are no family relationships between each of Mr. Wong and Mr. Xie and any director or executive officer of the Company. There are no transactions between the Company and each of Mr. Wong and Mr. Xie that are subject to disclosure under Item 404(a) of Regulation S-K.

Effective July 3, 2025, the Company, through its wholly-owned subsidiary, ICONIQ Green Technology FZCO (“ICONIQ Green”), entered into an employment contract with Mr. Wong for his services as Chief Executive Officer of the Company for a term of four years from, with a base salary of US$18,000 per month. Mr. Wong is entitled to a signing bonus equal to two months of base salary as part of his first month’s payroll upon completion of tasks mutually agreed by Mr. Wong and ICONIQ Green. Mr. Wong will be granted 2,500,000 restricted Class B ordinary shares of the Company as of July 3, 2025 (the “Initial Grant”) pursuant to the NWTN Inc. 2022 Equity Incentive Plan (the “2022 Plan”). Additionally, Mr. Wong may be eligible for a performance-based bonus and up to 1,500,000 Class B ordinary shares of the Company (together with the Initial Grant, the “Grants”) pursuant to the 2022 Plan upon achievement of certain to-be-determined key performance indicators. Mr. Wong has agreed to a non-compete and non-solicitation restriction for six months after the termination of the employment contract. The employment contract may be terminated by either party within a one-month advance written notice or immediately by ICONIQ Green in the event of Mr. Wong’s breach of the employment contract or misconduct, negligence or breach of duty or trust. Mr. Wong is entitled to payments on account of any end of service entitlement in line and payable under the UAE Labour Law 33 of 2021 and any amendments, notifications, and regulations thereof.

Effective July 3, 2025, the Company, through ICONIQ Green, entered into an employment contract with Mr. Xie for his services as Chief Operating Officer of the Company for a term of four years, with a base salary of US$12,000 per month. Mr. Xie is entitled to a signing bonus equal to two months of base salary as part of his first month’s payroll upon completion of tasks mutually agreed by Mr. Xie and ICONIQ Green. Mr. Xie will be granted 1,000,000 Class B ordinary shares of the Company and may be eligible for future performance-based bonus and equity grants. Mr. Xie has agreed to a non-compete and non-solicitation restriction for six months after the termination of the employment contract. The employment contract may be terminated by either party within a one-month advance written notice or immediately by ICONIQ Green in the event of Mr. Xie’s breach of the employment contract or misconduct, negligence or breach of duty or trust. Mr. Xie is entitled to payments on account of any end of service entitlement in line and payable under the UAE Labour Law 33 of 2021 and any amendments, notifications, and regulations thereof.

In addition, the Company entered into indemnification agreements with each of Mr. Wong and Mr. Xie on July 1, 2025.

The foregoing descriptions of the employment contracts and indemnification agreements with Mr. Wong and Mr. Xie are qualified in their entirety by reference to the full text of those agreements. Copies of the employment contracts and a form of the indemnification agreement are filed as Exhibits 10.1, 10.2 and 10.3, respectively, hereto and are incorporated herein by reference.

On July 7, 2025, the Company issued a press release announcing the appointments of Messrs. Wong and Xie as Chief Financial Officer and Chief Operating Officer, respectively. A copy of this press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Employment Contract with Adrian Wong.
10.2	Employment Contract with John Xie.
10.3	Form of Indemnification Agreement.
99.1	Press Release dated July 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 10, 2025

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Name:	Benjamin Bin Zhai
Title:	Chief Executive Officer

3